UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange

Act of 1934

For the month of June 2025

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Exchangeable Notes and Capped Call Transactions

On June 12, 2025, Oddity Finance LLC (the “Issuer”), a wholly-owned subsidiary of ODDITY Tech Ltd. (“ODDITY Tech”), completed its previously announced private offering (the “Offering”) of $600 million aggregate principal amount of 0% Exchangeable Senior Notes due 2030 (the “Notes”), which includes the exercise in full of the initial purchasers’ option to purchase up to an additional $75 million principal amount of Notes. The Notes are fully and unconditionally guaranteed by ODDITY Tech and IM Pro Makeup NY L.P. (“IM Pro” and, together with ODDITY Tech, the “Guarantors”), a wholly owned subsidiary of ODDITY Tech and the direct parent of the Issuer.

On June 9, 2025, concurrently with the pricing of the Notes, and on June 10, 2025, in connection with the exercise in full by the initial purchasers of their option to purchase additional Notes, the Issuer entered into privately negotiated capped call transactions with certain of the initial purchasers or their respective affiliates and certain other financial institutions (the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to ODDITY Tech’s Class A ordinary shares (the “Class A ordinary shares”) upon any exchange of Notes and/or offset any cash payments the Issuer is required to make in excess of the principal amount of exchanged Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to $138.92 per Class A ordinary share, which represents a premium of 100% over the last reported sale price of ODDITY Tech’s Class A ordinary shares on NASDAQ on June 9, 2025, and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are separate transactions, entered into by the Issuer with the Option Counterparties, and are not part of the terms of the Notes.

Indenture and Notes

The Notes were issued pursuant to an indenture, dated June 12, 2025 (the “Indenture”), between the Issuer, ODDITY Tech, IM Pro and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).

The Notes will be exchangeable at an initial exchange rate of 10.8655 Class A ordinary shares per $1,000 principal amount of Notes, equivalent to an initial exchange price of approximately $92.03 per Class A ordinary share, which represents an exchange premium of approximately 32.5% to the last reported sale price of the Class A ordinary shares on NASDAQ of $69.46 on June 9, 2025. The initial exchange rate is subject to adjustment, as provided in the Indenture. Upon exchange of the Notes, the Issuer will pay cash up to the aggregate principal amount of the Notes to be exchanged and pay or deliver, as the case may be, cash, Class A ordinary shares or a combination of cash and Class A ordinary shares, at the Issuer’s election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the Notes being exchanged. Prior to the close of business on the business day immediately preceding March 15, 2030, the Notes will be exchangeable at the option of the noteholders only upon the satisfaction of specified conditions and during certain periods. On or after March 15, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be exchangeable at the option of the noteholders at any time regardless of these conditions or periods.

The Issuer may not redeem the Notes prior to June 20, 2028. The Issuer may redeem for cash all or any portion of the Notes, at its option, on or after June 20, 2028, if the last reported sale price of the Class A ordinary shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day immediately preceding the date on which the Issuer provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

Subject to certain conditions and exceptions, holders of the Notes will have the right to require the Issuer to repurchase all or a portion of their Notes upon the occurrence of a Fundamental Change (as defined in the Indenture) at a repurchase price of 100% of their principal amount plus any accrued and unpaid special interest, if any, to, but excluding, the Fundamental Change repurchase date. In addition, following certain corporate events or if the Issuer delivers a notice of redemption with respect to the Notes, the Issuer will, under certain circumstances, increase the exchange rate for noteholders who elect to exchange their Notes in connection with any such corporate event or exchange their Notes called (or deemed called) for redemption in connection with such notice of redemption during the related redemption period.

The Notes are unsecured and rank equally with all of the Issuer’s other unsecured senior indebtedness. The guarantees of the Notes by the Guarantors (the “Guarantees”) rank equally with all other unsecured senior indebtedness of ODDITY Tech or IM Pro, as applicable. The Notes and the Guarantees are effectively subordinated to any of the Issuer’s, IM Pro’s or ODDITY Tech’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and are effectively subordinated to all indebtedness and other liabilities (including trade payables) of ODDITY Tech’s subsidiaries (other than the Issuer and IM Pro).

The Indenture provides for customary events of default, all as described in the Indenture.

With the exception of covenants restricting the Issuer’s and the Guarantors’ ability to merge, consolidate or sell substantially all of their respective assets, the Indenture does not provide for restrictive covenants.

The description of the Indenture and the Notes above is qualified in its entirety by reference to the text of the Indenture and form of the Notes, copies of which are included as Exhibits 4.1 and 4.2 to this Report of Foreign Private Issuer on Form 6-K (“Report”) and are incorporated herein by reference.

Capped Call Transactions

Copies of the forms of confirmation for the capped call transactions described above under the caption “Exchangeable Notes and Capped Call Transactions” are filed as Exhibit 10.1 and Exhibit 10.2 to this Report and are incorporated herein by reference. The description of the terms of the capped call transactions does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Unregistered Sales of Equity Securities

The Issuer offered and sold the Notes to the initial purchasers thereof in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and for resale by such initial purchasers to persons reasonably believed to be qualified institutional buyers (“QIBs”), pursuant to the exemption from registration provided by Rule 144A under the Securities Act (“Rule 144A”), that are also qualified purchasers (“Qualified Purchasers”) as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended, and the rules thereunder. The Issuer relied on these exemptions from registration based in part on representations made by the initial purchasers in the purchase agreement dated June 9, 2025, by and among the Issuer, the Guarantors and the representatives of the initial purchasers.

The Notes, the Guarantees and the Class A ordinary shares, if any, deliverable upon exchange thereof have not been registered under the Securities Act. As a result, the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Notwithstanding the availability of an exemption from the registration requirements under the Securities Act, the Notes were offered and sold only to, and may be reoffered, sold or otherwise transferred only to, investors who are QIBs that are also Qualified Purchasers.

To the extent that any Class A ordinary shares are issued upon exchange of the Notes, they will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof.  Initially, a maximum of 8,638,020 Class A ordinary shares may be issued upon exchange of the Notes, based on the initial maximum exchange rate of 14.3967 Class A ordinary shares per $1,000 principal amount of Notes, which is subject to customary anti-dilution adjustment provisions.

Incorporation by Reference

This Report is incorporated by reference into ODDITY Tech’s Registration Statement on Form S-8 (File No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture, dated June 12, 2025, by and among Oddity Finance LLC, ODDITY Tech Ltd., IM Pro Makeup NY L.P. and U.S. Bank Trust Company, National Association.
4.2	Form of 0% Exchangeable Senior Note due 2030 (included in Exhibit 4.1).
10.1	Form of Base Call Option Transaction.
10.2	Form of Additional Call Option Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: June 13, 2025